Exhibit 3.1

SECOND AMENDMENT TO THE BY-LAWS OF
BLONDER TONGUE LABORATORIES, INC.

This second Amendment to the By-laws of Blonder Tongue Laboratories, Inc., a Delaware corporation (the "Corporation"), is made as of this 22ND day of March 2018 by the Board of Directors of the Corporation and amends the By-laws as follows:

1. Article IV, Section 8, of the By-Laws, is hereby amended and restated to read in its entirety as follows:
Section 8. President.  Except as otherwise determined by the Board of Directors, the President shall be the chief operating officer of the corporation, shall, under the direction of the Chief Executive Officer, have general and active management of the business of the corporation and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.  The Board of Directors shall determine the person or persons who shall perform the duties and exercise the powers of the President in the absence or disability of the President.